UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 3, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Appointment of Director

Ms. Hui ZHONG

Effective as of August 3, 2021, the Board appointed Hui ZHONG ("Ms. Zhong") as the independent member of the Board as well as a member of the Audit Committee and a member of the Nomination and Remuneration Committee. Ms. Zhong meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Ms. Zhong, aged 38, has worked as a project costing engineer for construction projects in China from 2006 to 2013 before moving to Australia. In the past 5 years, Ms. Zhong operated her own gift shop business from 2017 to 2019. From 2017 to now, Ms. Zhong has worked for Max Biocare Pharmaceutical Company as a part time consultant for events and expos.

Ms. Zhong has a Bachelor Degree in Public Utility Management from Dalian University of Technology in Dalian city, Liaoning province, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 3, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer